TO: SECURITIES EXCHANGE COMMISSION

082-00034

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8116 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

07025636

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

30 July 2007

SUPPL

Moonie to Brisbane Pipeline Incident

On Saturday 28 July 2007 a leak occurred in Santos' Moonie to Brisbane oil pipeline (MBP) in the Brisbane suburb of Algester. Approximately 205 cubic metres (1,300 barrels) of liquids (crude oil and water) has been removed from the site.

Santos has worked closely with emergency services and the Queensland Environmental Protection Agency to contain and remove the oil, and to provide support to affected households.

The MBP has been shut in and that part of the pipeline in the vicinity of the incident has been further isolated. The majority of surface oil has been recovered and storm water drains in the area have been cleaned.

An investigation into the cause of the incident has commenced and the leak site will be excavated for investigation early this week.

Santos has mobilised alternative arrangements for the trucking of crude oil production while the pipeline is repaired. The production impact of the incident is not material for Santos.

Santos maintains appropriate insurance coverage for these types of incidents.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

RECEIVED
2007 AUG -8 A 11:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8116 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0)400 431 004
andrew.seaton@santos.com

30 July 2007

Santos' interest in Bayu-Undan development increased to 11.4%

Santos advises that its interest in the Bayu-Undan LNG, LPG and condensate development has increased from 10.6% to 11.4% as a result of a formal redetermination process.

This is a positive outcome for Santos, with the increase effective immediately and backdated to the commencement of field development activities.

Santos will receive a cash adjustment amount reflecting its increased share of historical revenue net of past expenditure, and will benefit from the increased working interest moving forward.

Background
The Bayu-Undan field straddles permits PSC 03-12 and PSC 03-13 located in the Joint Petroleum Development Area (JPDA), approximately 500 km northwest of Darwin and 250km southeast of Suai, Timor-Leste in the Timor Sea.

Production of LPG and condensate from the Bayu-Undan Field commenced in 2004, and LNG production from the Darwin LNG plant commenced in early 2006.

Activities in the Bayu-Undan field are governed by a Unit Operating Agreement ("UOA") which was entered into in 1999 before the field was developed and before the quantities of gas and associated liquids in the two PSCs was known.

The UOA contained a mechanism whereby the amount of gas and each party's participating interest in the field would be re-calculated once the field was fully developed.

This redetermination commenced in June 2005 and the final outcome was achieved in June 2007, which has subsequently been approved by the Timor Sea Designated Authority.

Map attached.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Timor/Bonaparte


Timor
Indonesia
NT/P69
Barossa
Evans Shoal
Caldita
Joint Petroleum Development Area
Kakatua
Elang
JPDA 03-12
Bayu-Undan
JPDA 03-13
NT/P48
NT/P61
Bathurst Is.
Melville Is.
Australia
Darwin
LNG Facility
Indian Ocean
WA-6-R
NT/RL1
Petrel
WA-18-P
Tern
WA-27-R
Northern Territory
NT/P67
Western Australia
0
100
kilometres

Legend

- Santos acreage
- Oil Field
- Gas Field
- Gas Pipeline
- Non Santos acreage



END